Exhibit 4.7

EMPLOYMENT AGREEMENT

BETWEEN

1. CRUCELL N.V.

AND

2. L. KRUIMER

DATED JUNE 30, 2006

THE UNDERSIGNED:

(1)                                  CRUCELL N.V., established at Leiden, represented by R.H.P. Brus and counter signed by Mr. J. Oosterveld as Chairman of the Supervisory Board, hereinafter “Crucell”;

(2)                                  L. Kruimer, residing at Plaswijk 30, 3645 AV Vinkeveen, hereinafter “the Executive”;

WHEREAS:

The Executive has been employed by Crucell or any of its affiliated companies as of June 23, 1998;

The General Meeting of Shareholders of Crucell on June 2, 2004 resolved to appoint the Executive as member of the Management Board as per January 1, 2005;

Crucell is a leading biotechnology company developing vaccine and antibody products to prevent and treat infectious diseases;

The Executive is fully aware that the business of Crucell requires strict confidentiality as to everything that is created, developed, prepared, investigated scientifically, organisationally, economically, as well as commercially;

The parties to this agreement, thereby superseding previous agreements between them or between the Executive and any of Crucell’s affiliated companies, wish to lay down the conditions which apply to their relationship;

DECLARE AND HAVE AGREED AS FOLLOWS:

1.                                      DATE OF COMMENCEMENT OF SERVICE AND POSITION

1.1                                 The Executive has been employed by Crucell or any of its affiliated companies as of June 23, 1998. He is a member of the Management Board effective as of January 1, 2005, and holds the position of Chief Financial Officer effective as of June 23, 1998.

1.2                                 The Executive’s place of rendering service under this agreement will be the office of the Crucell in Leiden. Crucell will be entitled to change this place after consultation with the Executive.

1.3                                 The Executive is obliged to do or to refrain from doing all that officers in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interest of Crucell and its affiliated companies. To that effect the Executive is expected to spend sufficient time in the Netherlands and in such other countries as deemed commensurate with prevailing business needs.

1.4                                 The Executive has the obligations which have been or will be imposed by law, by the articles of association of Crucell and in the regulations for members of the Management Board as such regulations shall be determined by the Supervisory Board of Crucell (the ‘Supervisory Board”) from time to time.

1.5                                 If the Executive is serving as a supervisory director or board member of another company affiliated with Crucell on the basis of his position as member of the Management Board (so-called “q.q. directorships”), or if the Executive holds any other position pursuant to his position as member of the Management Board (so-called “q.q.-positions”), he shall instruct to pay the income derived from this, if any, into the Treasury of Crucell, unless Crucell decides otherwise. The Executive will not suffer any tax disadvantage.

2.                                      DURATION OF THE AGREEMENT, NOTICE DURING ITS TERM

2.1                                 This agreement is entered into for an indefinite period.

2.2                                 This agreement shall terminate in any event, without notice being required, on the day that the Executive reaches the pensionable age under the prevailing pension scheme of Crucell.

2.3                                 The agreement may be terminated by either party with due observance of a notice period of six months for Crucell and three months for the Executive.

2.4                                 At the termination of this agreement the Executive shall resign from the q.q. directorships and q.q. positions held by him as referred to in article 1.5 of this agreement.

3.                                      REMUNERATION

3.1                                 Effective as per January 1, 2006, the Executive’s base salary, including holiday allowance, amounts to € 274.998,24 gross per year. The base salary, including holiday allowance, shall be paid in twelve equal instalments at the end of each month. The holiday allowance shall be paid in May each year. Each year the Supervisory Board shall decide whether there is any reason to increase the Executive’s base salary.

3.2                                 The Executive is entitled to take part in the Crucell N.V. Executive Incentive Plan, subject to the rules of the Plan, as determined by the Supervisory Board, and established by the General Meeting of Shareholders, from time to time.

4.                                      EXPENSES AND COMPANY CAR

4.1                                 To the extent Crucell has given prior approval for such expenses, Crucell shall reimburse all reasonable expenses incurred by the Executive in the performance of his duties upon submission of all the relevant invoices and vouchers. The Executive shall observe any regulations on reimbursement of expenses as determined by Crucell from time to time.

4.2                                 The Executive shall be provided with a company car by Crucell at no cost to the Executive (with the proviso that the tax implications are for the account of the Executive) on such further conditions as shall be determined by Crucell from time to time. In the event of sickness for a period exceeding 6 months, Crucell will be entitled to reclaim the company car from the Executive, without the Executive being entitled to any compensation. The Executive shall comply with Crucell’s request to return the car.

4.3                                 Crucell shall pay those costs of a mobile telephone and private fax machine for the Executive, which are in excess of the amount that must be paid by the Executive in order to avoid tax liability for Crucell, to the extent that those costs are reasonable. The mobile phone and fax will be used for 90% for business purposes.

5.                                      HOLIDAYS

5.1                                 The Executive shall be entitled to 25 working days vacation per year. In taking vacation, the Executive shall duly observe the interests of Crucell. To that effect the Executive shall be obliged to inform the Management Board in time of intended vacation periods as well as, afterwards, of vacation taken.

6.                                      INSURANCE

6.1                                 Crucell shall contribute to the gross premium of Crucell medical insurance taken out for the Executive, his spouse and children (as defined in the relevant policy), provided that the Executive joins the collective medical insurance policy taken out by Crucell.

6.2                                 Crucell shall pay the annual premium of Crucell’s travel and accident insurance. This insurance shall, if and when the Executive is accepted, provide coverage to the Executive as mentioned in the relevant policy.

6.3                                 Crucell shall take out a Director’s and Officer’s Liability Policy under terms and conditions of state of the art level and continue to have this or a similar policy in place in connection with claims made against the Executive alleging a wrongful act as defined in such policy from time to time. Crucell shall pay the annual premium.

7.                                      SICKNESS

7.1                                 In the event of sickness as defined in article 7:629 of the Civil Code, the Executive shall notify Crucell as soon as possible.

7.2                                 In the event of sickness, Crucell shall pay to the Executive in accordance with the applicable Crucell policy and procedure.

7.3                                 The Executive is only entitled to the payments referred to in article 7.2 if and to the extent that pursuant to the requirements of article 7:629 under 3 through 7 and 9 of the Dutch Civil Code, Crucell is under the obligation to pay salary in accordance with article 7:629, under 1, of the Dutch Civil Code. Subsequent periods of sickness with intervals of less than 4 weeks are regarded as one period for the purpose of article 7.2.

7.4                                 The Executive shall not be entitled to the payments referred to in the article 7.2, if and to the extent that in connection with his sickness, he can validly claim damages from a third party on account of loss of salary and if and to the extent that the payments by Crucell set forth in the article 7.2 exceed the minimum obligation referred to in article 7:629 sub 1 of the Civil Code. In this event, Crucell shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set-off by Crucell if the compensation is paid or, as the case may be, in proportion thereto.

7.5                                 If the sickness continues after the first 52 weeks, the Executive shall be eligible to take part in the Crucell’s Corporate Disability Insurance Plan under the conditions set forth in that plan as determined by the Supervisory Board from time to time. The premium shall be borne by Crucell.

8.                                      PENSION

8.1                                 The Executive and his wife declare to be familiar with his pension arrangements with Crucell. The parties agree to fulfill the obligations arising from the pension letter as attached hereto. The pension letter provides for an overview of the rights and obligations of both parties and replaces all former pension benefit promises made by Crucell.

8.2                                 The pension letter also refers to the collective pension plan for the members of the board of Crucell. The Executive will be participating in this pension plan. For a detailed description of the pension benefits arising from this top executive collective pension plan we refer to the pension rules of this top executive pension plan with Allianz. These pension rules will be provided by Crucell.

8.3                                 The Executive is entitled to a two years gross salary in case of death to be paid to his rightful heirs. Crucell agrees to take out adequate insurance to cover this risk.

9.                                      CONFIDENTIALITY

9.1                                 The Executive shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of Crucell or any of its subsidiaries or affiliated companies unless such personnel must be informed in connection with their work activities for Crucell) any information of a confidential nature concerning Crucell or other companies affiliated with Crucell, which has become known to the Executive as a result of his employment with Crucell and of which the Executive knows or should have known to be of a confidential nature.

9.2                                 If the Executive breaches the obligations pursuant to paragraph 1 of this article, the Executive shall contrary to article 7:650, under 3, 4 and 5 of the Dutch Civil Code, without any notice of default being required, pay to Crucell for each breach thereof, a penalty amounting to € 100,000. Alternatively, Crucell will be entitled to claim full damages.

10.                               DOCUMENTS

10.1                           The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to Crucell or to other companies affiliated with Crucell and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for Crucell. In any event the Executive will be obliged to return to Crucell immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

11.                               NON-COMPETITION

11.1                           The Executive shall throughout the duration of this agreement and for a period of one year after termination hereof not be engaged or involved in any manner, directly or indirectly, whether for the account of the Executive or for the account of others, in any activity, business or otherwise, relating to the commercial application of discovery and development of biopharmaceutical products that utilise the immune system to combat diseases within the fields in which Crucell acts, has acted or prepares to act on at the moment the relationship comes to an end. This obligation applies worldwide.

11.2                           Furthermore, the Executive shall throughout the duration of this agreement and for a period of one year after termination hereof not be engaged or involved in any manner, directly or indirectly, whether for the account of the Executive or for the account of others, in the creation, the application for and the recording of intellectual property rights beyond his proper performance under this employment or, after the end thereof, the creation, the application for and the recording of intellectual property rights concerning the existing or future field of activities of Crucell.

11.3                           The Executive shall throughout the duration of this agreement and for a period of one year after termination hereof not induce or attempt to induce any director or employee of Crucell or any of its affiliated companies to leave the employment of Crucell or any of its affiliated companies.

11.4                           In the event the Executive breaches the obligations as expressed in the paragraph 1, 2 and 3 of this article, the Executive shall without notice of default being required, pay to Crucell for each such breach a penalty equal to an amount of € 25,000, plus a penalty of € 2,500 for each day such breach occurs and continues. Alternatively, Crucell will be entitled to claim full damages.

12.                               NO ADDITIONAL OCCUPATION

12.1                           The Executive shall refrain from accepting remunerated or time consuming non-remunerated work activities with or for third parties or from doing business for his own account without the prior written consent of the Supervisory Board. This obligation also applies to any direct or indirect financial interest in any company or business activity with the exception of ownership of stock traded on a recognised stock exchange as long as the Executive holds less than 5% of such traded stock.

13.                               INTELLECTUAL AND INDUSTRIAL PROPERTY RIGHTS

13.1                           The Executive shall inform Crucell forthwith of every invention, procedure, publication, design, model and in general every creative result in the field of industrial or intellectual property attained by the Executive, if and to the extent that it relates to Crucell’s business activities both in the Netherlands and abroad. If the industrial and intellectual property rights attaching to the invention, etc. do not automatically accrue to Crucell by virtue of the employment relationship, the Executive shall at Crucell’s first request transfer such rights to Crucell and co-operate fully in recording such rights in the name of Crucell as exclusive owner, all at the expense of Crucell.

13.2                           The Executive hereby irrevocably appoints Crucell as his agent for the purpose of in his name preparing all documents and performing all other acts necessary for the implementation of the provisions of this article and Crucell is hereby authorised to appoint a sub-agent for the implementation of the foregoing.

13.3                           The Executive acknowledges that his remuneration package includes reasonable compensation for (his contribution to) the creation of intellectual and industrial property rights.

14.                               SEVERANCE ARRANGEMENT IN A CHANGE IN CONTROL SITUATION

14.1                           If, within twelve months following a Change in Control, Crucell gives notice of termination of this employment agreement, and this in a situation in which the Executive has not given reasons which provide an urgent cause for such termination as defined in article 7:678 of the Dutch Civil Code, then the Executive shall be entitled to a severance payment. “Change in Control” means the acquisition by any person, or persons, acting in concert, of more than 50% of the issued share capital of Crucell conferring the right to attend and vote at the General Meetings of Shareholders of Crucell or the substantial reorganisation of Crucell following the sale of the whole or a part of Crucell and resulting in no or a lesser position for the Executive. The severance payment shall be calculated in accordance with then existing practices in the Netherlands, but shall not be less than an amount equal to 21 months base salary as defined in article 3.1 at the annual rate of salary payable immediately before termination.

15.                               GIFTS

15.1                           The Executive shall not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. This does not apply to customary promotional gifts with a value not exceeding € 100,-.

16.                               MISCELLANEOUS

16.1                           This agreement supersedes all previous agreements between the Executive and Crucell and between the Executive and any of its subsidiaries or affiliated companies and takes their place. After this agreement has been signed, the Executive and Crucell can no longer derive any rights from agreements which have been superseded herewith.

16.2                           This agreement constitutes the entire employment agreement between the Executive and Crucell. The Executive is not employed by any subsidiaries or affiliated companies of Crucell.

16.3                           Amendments to this agreement may only be agreed upon in writing and with regard to Crucell, solely when a decision to that effect has been taken by the competent body of Crucell.

17.                               APPLICABLE LAW, NO COLLECTIVE BARGAINING AGREEMENT

17.1                           This agreement is governed by the laws of the Netherlands.

17.2                           No Collective Bargaining Agreement is applicable to this agreement.

SIGNATORIES

In witness whereof, this agreement has been signed and executed in duplicate.

SIGNED by: R.H.P. Brus
For and on behalf of:
Crucell N.V.

date:

SIGNED by: L. Kruimer

date:

SIGNED by: J. Oosterveld
Chairman Supervisory Board Crucell N.V.

date: